

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2010

By U.S. Mail and Facsimile (202) 204-5620

Edwin F. Hale, Sr.
Chairman and Chief Executive Officer
First Mariner Bancorp
1501 S. Clinton Street
Baltimore, Maryland 21224

Re: First Mariner Bancorp
Amendment No. 1 to Registration Statement on Form S-1
Filed January 21, 2010
File No. 333-163560

Dear Mr. Hale:

        We have the following comments on your amended filing. Where indicated, we think
you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable
disclosure requirements and to enhance the overall disclosure in your filing. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

1.   Please revise your document to include the disclosures required under Items 401 and 404
        of Regulation S-K.

2.   With respect to any loan transactions with related parties, please include the full
        disclosure provided in Instruction 4(c) to Item 404(a) of Regulation S-K, if applicable. In
        particular we draw your attention to the statement that the loans "were made on
        substantially the same terms, including interest rates and collateral, as those prevailing at
        the time for <u>comparable loans with persons not related to</u> the lender."

3.   It has come to our attention that a child of Edwin F. Hale, Sr. may be in default on a loan of approximately $280,000 from First Mariner Bank. Please tell us the current amount and status of this loan, the date or dates of the loan, and why no 404 disclosure was made in the company's prior Form 10-K or proxy statement.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3434 with any questions.

                                                Sincerely,

                                                Michael Clampitt
                                                Senior Counsel

cc: Gary R. Bronstein, Esq.
        Edward G. Olifer, Esq.
        Joel R. Rappoport, Esq.
        Kilpatrick Stockton LLP
        607 14th Street, NW, Suite 900
        Washington DC, 20005